Exhibit 17.1

Board Resignation

VIA EMAIL

WELLGISTICS HEALTH, INC.

3000 Bayport Drive

Suite 950

Tampa, FL 33607

Re: Resignation from the Board of Directors

Dear Mr. Ajjarapu, Chairman of the Board:

As discussed, I hereby resign from my position as a member of the Board of Directors (the “Board”) of Wellgistics Health, Inc, (the” Company”) and from any committees of the Board on which I serve, including the Governance Committee, effective immediately.

My resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

I appreciate the opportunity to have served the Company, and I am grateful to my fellow directors and the management team for their time and collaboration.

Please confirm receipt of this resignation.

Sincerely,

Steven D. Lee

Cc: Members of the Board, Management, and Legal Counsel